ORDERLY SALE AND VOTING AGREEMENT

THIS AGREEMENT is made the 4th day of March, 2014

B E T W E E N :

SCORPIO GOLD (US) CORPORATION ("**Scorpio US**"), a corporation duly incorporated under the laws of the State of Nevada, and **SCORPIO GOLD CORPORATION** ("**Scorpio Canada**"), a corporation duly existing under the laws of the Province of British Columbia, both having an office at 1462 de la Quebecoise, Val-d'Or, Quebec J9P 5H4

(together "**Scorpio**")

- and -

GOLD STANDARD VENTURES (US) INC. ("**GSV US**"), a corporation duly incorporated under the laws of the State of Nevada, and **GOLD STANDARD VENTURES CORP.** ("**GSV Canada**"), a corporation duly existing under the laws of the Province of British Columbia, both having an office at Suite 610 - 815 West Hastings Street, Vancouver, B.C. V6C 1B4

(together "**Gold Standard**")

RECITALS:

A. Pursuant to an Agreement for Sale of Mining Properties dated March 4, 2014 (the "**Purchase Agreement**"), Scorpio US, a subsidiary of Scorpio Canada, has agreed to sell and GSV US has agreed to purchase the Scorpio Property (as defined Purchase Agreement) on the terms and conditions set out therein;

B. As part of the purchase price for the Scorpio Property, GSV Canada has agreed to issue to Scorpio Canada a total of 5,500,000 common shares in its capital stock (the "**Initial Shares**") upon closing of the Purchase Agreement (the "**Closing**"); and

C. It is a term of the Purchase Agreement that concurrent with the Closing thereof, Scorpio shall enter into this orderly sale and voting agreement (the "**Agreement**") with respect to the Initial Shares and, if applicable, the Bonus Shares (as defined in the Purchase Agreement) governing the resale and voting of the Initial Shares and Bonus Shares (collectively the "**GSV Shares**") from and after the date hereof.

THEREFORE, in consideration of the covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Scorpio and Gold Standard covenant and agree as follows:

ARTICLE 1
REPRESENTATIONS AND WARRANTIES

1.1 Scorpio Representations

Scorpio jointly and severally represents and warrants to Gold Standard (and acknowledges that Gold Standard is relying upon such representations and warranties) as follows:

(a) Scorpio has been duly incorporated, is validly subsisting and has full corporate and legal power to own its property and assets and to conduct its business as currently owned and conducted;

(b) Scorpio has the legal capacity to execute and deliver this Agreement and to perform its obligations under this Agreement and this Agreement has been duly authorized by all necessary corporate actions, executed and delivered by Scorpio, and assuming the due authorization, execution and delivery by Gold Standard, this Agreement constitutes the legal, valid and binding obligation of Scorpio, enforceable in accordance with its terms, subject to bankruptcy, insolvency and other applicable laws affecting creditors' rights generally and general principles of equity;

(c) Scorpio Canada is the sole legal and sole beneficial owner of the Initial Shares, directly or indirectly, has sole voting power over, sole power of disposition of, sole control and sole direction over, and sole power to agree to all of the matters set forth in this Agreement;

(d) Scorpio Canada owns the Initial Shares, free and clear of any and all liens, pledges, mortgages, charges, restrictions, security interests, encumbrances, adverse claims or rights of others of any nature or kind, other than the security interest in favour of Waterton Global Value, LP, Scorpio's senior secured lender (the "**Waterton Security Interest**"), and the Initial Shares represent all securities or rights to acquire securities of GSV Canada held of record or beneficially owned by Scorpio as of the date hereof;

(e) there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any federal, provincial, state, municipal, county or regional governmental or quasi-governmental authority, ministry, department, commission, bureau, board, administrative or other agency or regulatory body or instrumentality thereof, court or stock exchange including, but not limited to, the TSX Venture Exchange, or, to the best of the information, knowledge or belief of Scorpio, threatened against Scorpio or any of its properties that, individually or in the aggregate, could impair the ability of Scorpio to perform its obligations under this Agreement;

(f) there is no judgment, decree or order against Scorpio that could prevent, enjoin, alter or delay Scorpio from performing its obligations under this Agreement;

(g) Scorpio has not granted or agreed to grant any proxy or other right to vote in respect of the GSV Shares or entered into any voting trust, or any pooling or other agreement, with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to the GSV Shares, save and except for this Agreement;

(h) Scorpio has not entered into any agreement, or granted any option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition, or transfer from Scorpio Canada to any person of any of the GSV Shares, or any interest therein or right thereto, save and except pursuant to this Agreement and the Waterton Security Interest; and

(i) neither the execution and delivery of this Agreement by Scorpio, the performance by Scorpio of its obligations hereunder nor the compliance by Scorpio with any of the provisions hereof will result in the creation of any lien or encumbrance on any of the GSV Shares or result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of any constating or governing documents, by-laws or resolutions of Scorpio, as applicable, or any contract, agreement or other document to which Scorpio is a party or subject, or any judgment, decree, order, statute, law, rule or regulation applicable to Scorpio.

1.2 Gold Standard Representations

Gold Standard jointly and severally represents and warrants to Scorpio (and acknowledges that Scorpio is relying upon such representations and warranties) that:

(a) Gold Standard has been duly incorporated, is validly subsisting and has full corporate and legal power to own its property and assets and to conduct its business as currently owned and conducted; and

(b) Gold Standard has the legal capacity to execute and deliver this Agreement and to perform its obligations under this Agreement and this Agreement has been duly authorized by all necessary corporate actions, executed and delivered by Gold Standard, and assuming the due authorization, execution and delivery by Scorpio, this Agreement constitutes the legal, valid and binding obligation of Gold Standard, enforceable in accordance with its terms, subject to bankruptcy, insolvency and other applicable laws affecting creditors' rights generally and general principles of equity.

ARTICLE 2
RESTRICTIONS ON TRANSFERS

2.1 Restrictions on Transfers

Scorpio hereby jointly, severally and irrevocably covenants and agrees in favour of Gold Standard that, except as provided in section 2.2 below or in connection with the Waterton Security Interest, neither Scorpio US nor Scorpio Canada will sell, transfer, gift, assign, trade, pledge, hypothecate, encumber or otherwise dispose of any of the Initial Shares or, if applicable,

any Bonus Shares it may hereafter acquire, directly or indirectly, pursuant to the Purchase Agreement or enter into any agreement, arrangement or understanding in connection therewith (whether by actual disposition, derivative transaction or effective economic disposition through cash settlement).

2.2 Sale Rights

If Scorpio proposes to sell any GSV Shares (collectively the "**Offered Shares**"), Scorpio shall first give Gold Standard a written notice (a "**Sale Notice**") setting forth the terms of the proposed sale to the extent then determined and, upon receipt of the Sale Notice, Gold Standard shall jointly have the right for a period of 10 business days to elect to purchase or designate the purchasers which will purchase all or any part of the Offered Shares at the same price and otherwise on the same terms and conditions as such Offered Shares were to be sold as set forth in the Sale Notice. If, and to the extent that, Gold Standard does not, or their designated purchasers do not, purchase all of the Offered Shares within such 10 business day period, Scorpio shall have the right for a period of 10 business days thereafter to sell, without further notice to Gold Standard, the remaining Offered Shares at a price not less, and on terms no more favorable, than the price and terms set forth in the Sale Notice, following which 10 business days the provisions of this section 2.2 shall again apply to any Offered Shares.

2.3 Term of Restrictions on Transfer

The obligations of Scorpio set out in Sections 2.1 and 2.2 shall automatically terminate and be of no further force and effect on such date as Scorpio ceases to own or control, directly or indirectly, any GSV Shares, provided that Scorpio shall be responsible and remain liable on a joint and several basis for any breach of this Agreement by Scorpio occurring prior to the termination of this Agreement.

ARTICLE 3
VOTING RIGHTS

3.1 Voting Rights

Scorpio hereby jointly, severally and irrevocably covenants and agrees in favour of Gold Standard that, with respect to all GSV Shares owned or controlled by it or any of its affiliates from time to time, it will:

(a) vote (or cause to be voted) the GSV Shares at any meeting of the shareholders of GSV Canada, and in any action by written consent of shareholders of GSV Canada (unless and only then to the extent prohibited by law) in accordance with the recommendations of the board of directors or management of GSV Canada on all matters to be submitted to the shareholders of GSV Canada in connection with such meeting or action including, but not limited to, voting the GSV Shares for the election of management's nominees for directors of GSV Canada;

(b) upon the request or direction of GSV Canada, execute or cause to be executed a proxy in favor of the Chairman or Chief Executive Officer of GSV Canada in respect of any resolution or matter referred to in this Section 3.1;

(c) not, without the prior written consent of GSV Canada, requisition or join in the requisition of any meeting of the shareholders of GSV Canada for the purpose of considering any resolution; and

(d) save and except as provided for in this Section 3.1, not grant any proxies or powers of attorney, or deposit any of the GSV Shares into a voting trust or enter into a voting agreement, pooling agreement, understanding or arrangement with respect to any GSV Shares.

For greater certainty, in connection with any matter referred to in this Section 3.1, Scorpio jointly and severally agrees in favour of Gold Standard that it will consult with Gold Standard prior to exercising any voting rights attached to its GSV Shares and will exercise or procure the exercise of such voting rights as Gold Standard instructs.

3.2 Term of Voting Rights

The obligations of Scorpio set out in Section 3.1 shall automatically terminate and be of no further force and effect upon the second anniversary of the date of this Agreement, provided that Scorpio shall be responsible and remain liable on a joint and several basis for any breach of this Agreement by Scorpio occurring prior to the termination of this Agreement.

ARTICLE 4
OTHER COVENANTS

4.1 Additional Covenants of Scorpio

Scorpio hereby jointly and severally undertakes and covenants in favour of Gold Standard that during the term of this Agreement:

(a) it shall not do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to the GSV Shares pursuant to Article 2 or Article 3, including, but not limited to, the sale of any direct or indirect holding company of Scorpio or the granting of a proxy on any GSV Shares of any direct or indirect holding company of Scorpio which would have, indirectly, the effects prohibited by Article 2 or Article 3, respectively;

(b) if any of the GSV Shares are registered in the name of or beneficially owned or controlled by a subsidiary or affiliate of Scorpio, to cause such subsidiary or affiliate to perform all covenants of Scorpio under this Agreement; and

(c) to promptly notify Gold Standard upon request of the number of GSV Shares held or controlled by Scorpio from time to time after the date hereof.

4.2 Disclosure

Scorpio agrees in favour of Gold Standard to this Agreement being made publicly available, including on SEDAR and EDGAR, and otherwise to the extent required by law or stock exchange rules or policy. Except as required by applicable laws or regulations or the rules of any stock exchange, Scorpio shall not make any public announcement or statement with respect to this Agreement or the transactions contemplated herein without the prior written approval of Gold Standard, which approval shall not be unreasonably withheld. Notwithstanding the foregoing, within 10 business days following the date hereof, Scorpio shall give written notice to Waterton Global Value, LP that the GSV Shares are subject to the terms and conditions of this Agreement and provide Gold Standard with a copy of such notice.

4.3 Remedies

Scorpio jointly and severally covenants and agrees that an award of monetary damages would not be an adequate remedy for any loss incurred by reason of any breach or violation of this Agreement and that, in the event of any breach or violation or threatened breach or violation of this Agreement by Scorpio, Gold Standard is entitled to obtain, as a matter of rights, equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach or violation or threatened breach or violation of this Agreement by Scorpio but will be in addition to all other remedies available at law or in equity to Gold Standard.

ARTICLE 5
NO OWNERSHIP INTEREST

5.1 No Ownership Interest

Nothing contained in this Agreement vests in Gold Standard any direct or indirect ownership or incidence of ownership of or in any GSV Shares. All rights, ownership and economic benefits of and relating to the GSV Shares remain vested in and belong to Scorpio, and Gold Standard has no authority to exercise any power or authority to direct Scorpio in the voting of any of the GSV Shares, except as otherwise provided herein.

ARTICLE 6
MISCELLANEOUS

6.1 Interpretation

In this Agreement:

(a) **Governing Law** - This Agreement shall be governed by and be construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Scorpio hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia and irrevocably agrees that the courts of the Province of British Columbia have jurisdiction to settle any disputes which may arise out

of or in connection with this Agreement and that, accordingly, any suit, action or proceeding arising out of or in connection with this Agreement may be brought in such courts.

(b) **Including** - Where the word "including" or "includes" is used in this Agreement, it means "including (or includes) without limitation".

(c) **Number and Gender** - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(d) **Severability** - If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, Gold Standard and Scorpio shall negotiate in good faith to modify this Agreement so as to effect the original intent of Gold Standard and Scorpio as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

(e) Capitalized terms used in this Agreement and not otherwise defined have the meanings set forth in the Purchase Agreement, unless the context indicates otherwise.

6.2 Entire Agreement

This Agreement, together with the agreements and other documents required to be delivered pursuant to this Agreement, constitutes the entire agreement between Gold Standard and Scorpio pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written.

No amendment, supplement, modification or waiver of this Agreement and, unless otherwise specified, no consent or approval by any party, shall be binding unless executed in writing by the party to be bound.

6.3 Further Assurances

The parties will with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each party will provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

6.4 Time of the Essence

Any date, time or period referred to in this Agreement shall be of the essence, except to the extent to which Scorpio and Gold Standard agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

6.5 Waiver

Scorpio and Gold Standard agree with each other and confirm to each other that:

(a) any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by any party to be bound or in the case of a waiver, by the party against whom the waiver is to be effective; and

(b) no failure or delay by Scorpio or Gold Standard in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise by Scorpio or Gold Standard.

6.6 Assignability

The provisions of this Agreement are binding upon and enure to the benefit of Gold Standard and Scorpio and their respective successors and permitted assigns. Scorpio may not assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of Gold Standard. Gold Standard may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate, without reducing its own obligations hereunder, without the consent of Scorpio.

6.7 Independent Legal Advice

Scorpio jointly and severally acknowledges in favour of Gold Standard that it has entered into this Agreement willingly with full knowledge of the obligations imposed by the terms of this Agreement. Scorpio further jointly and severally acknowledges in favour of Gold Standard that it has obtained independent legal advice with respect to its rights and obligations under this Agreement, and agrees in favour of Gold Standard that this Agreement constitutes a binding legal obligation and that it is estopped from raising any claim on the basis that it has not obtained such advice.

6.8 Notices

All notices, requests, demands and other communications hereunder (each a "**Notice**") shall be in writing and shall be deemed to have been duly given if delivered by hand or emailed to the Parties at their respective addresses and email addresses set forth below or to such other address or email address as may be given in writing by the Parties and shall be deemed to have been received, if delivered by hand, on the date of delivery, if emailed to the addresses set out below, on the business day next following the date of transmission with, in the case where delivery has been made by email only, actual confirmation of receipt.

TO SCORPIO: Scorpio Gold (US) Corporation Scorpio Gold Corporation
Attn: Peter J. Hawley, CEO
1462 de la Quebecoise
Val-d'Or, Quebec J9P 5H4
Email: phawley@scorpiogold.com

TO GOLD STANDARD: Gold Standard Ventures (US) Inc. / Gold Standard Ventures Corp.
Attn: Jonathan T. Awde, CEO
c/o Suite 610 - 815 West Hastings Street
Vancouver, B.C. V6C 1B4
Email: jonathan@goldstandardv.co

Any party may, from time to time, change its address by giving Notice to the other party in accordance with the provisions of this Section.

6.9 Execution and Delivery

This Agreement may be executed in two or more counterparts and delivered by facsimile or scanned email attachment, each of which will be deemed to be an original and all of which will constitute one agreement.

This Agreement has been agreed to and accepted as of the date first set out above.

SCORPIO GOLD (US) CORPORATION

By: Peter J. Hawley

Name: Peter J. Hawley
Title: President

SCORPIO GOLD CORPORATION

By: Peter J. Hawley

Name: Peter J. Hawley
Title: Chief Executive Officer

GOLD STANDARD VENTURES (US) INC.

By:

Name:
Title:

TO GOLD STANDARD

Gold Standard Ventures (US) Inc. Gold Standard Ventures Corp.
Attn: Jonathan T. Awde, CEO
c/o Suite 610 - 815 West Hastings Street
Vancouver, B.C. V6C 1B4
Email: jonathan@goldstandardv.co

Any party may, from time to time, change its address by giving Notice to the other party in accordance with the provisions of this Section.

6.9 **Execution and Delivery**

This Agreement may be executed in two or more counterparts and delivered by facsimile or scanned email attachment, each of which will be deemed to be an original and all of which will constitute one agreement.

This Agreement has been agreed to and accepted as of the date first set out above.

SCORPIO GOLD (US) CORPORATION

By: ______________________
Name:
Title:

SCORPIO GOLD CORPORATION

By: ______________________
Name:
Title:

GOLD STANDARD VENTURES (US) INC.

By: [signature]
Name: RICHARD SILAS
Title: CORPORATE SECRETARY

GOLD STANDARD VENTURES CORP.

By: ______________________

Name: RICHARD SILAS

Title: CORPORATE SECRETARY